Exhibit 99.1

March 16, 2010	TSX - HNC

Hard Creek Nickel to Present at Euro Nickel Conference

Hard Creek Nickel Corporation is pleased to announce today that the Company’s President and CEO Mr. Mark Jarvis, along with Janne Karonen of Outotec Research Oy will be co-presenting at the Euro Nickel Conference in London March 19, 2010. An update on the Turnagain Project will be provided including the application of Outotec’s chloride leach process with on-site nickel SX-EW metal refining at site.

The Euro Nickel Conference is a senior level industry gathering of regional nickel executives. The opportunity to present at Euro Nickel offers the Company significant benefits and exposure.

Some of the confirmed keynote speakers include such industry leaders as:

Mr. Jim Lennon, Executive Director, Commodities Research Macquarie Securities
Mr. Eric Finlayson, Head of Exploration, Rio Tinto
Mr. Stephen Barnett, President, Nickel Institute
Mr. Andrew Mitchell, Principal Nickel Analyst, Brook Hunt and Associates

The Company has been provided the opportunity to present at the conclusion of the conference with a detailed update on the Turnagain Nickel Project.

About Hard Creek Nickel Corporation:

Hard Creek Nickel Corporation is currently advancing its core asset, the Turnagain project, a giant disseminated nickel-sulphide deposit located in North Central British Columbia, Canada. Current work programs include metallurgical and engineering studies and baseline environmental studies.

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

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